

May 10, 2013

Via E-mail
Elizabeth Giddens
Assistant General Counsel
Nationstar Mortgage Holdings, Inc.
350 Highland Drive
Lewisville, TX 75067

  Re: Nationstar Mortgage Holdings, Inc.
     Amendment No. 1 to the Registration Statement on Form S-4
     Filed May 3, 2013
     File No. 333-187643-07
     Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed March 15, 2013
     File No. 001-35449

     Nationstar Mortgage LLC
     Amendment No .1 to the Registration Statement on Form S-4
     Filed May 3, 2013
     File No. 333-187643

Dear Ms. Giddens:

  We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-K Filed for the Period Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Servicing segment for the Years ended December 31, 2012 and 2011, page 41

1. We note your response to prior comment no. 17. While we note you have provided the respective assumptions for the period presented, there is no corresponding explanation as to the reasons for the relative changes in the individual assumptions. Please tell us and revise future filings to include this information.

2. We note your response to prior comment no. 18. While we note you have provided the respective assumptions for the period presented, there is no corresponding explanation as to the reasons for the relative changes in the individual assumptions. Please tell us and revise future filings to include this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Samples at (202) 551-3199 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
       Duane McLaughlin
       Cleary Gottlieb Steen & Hamilton LLP